Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the Class A ordinary shares, par value $0.0001 per share, of Color Star Technology Co., Ltd., shall be filed on behalf of the undersigned.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of April 9, 2025

By:	/s/ Chi Hang Mok
Name:	Chi Hang Mok

Ulife Media and Production International Limited

By:	/s/ Chi Hang Mok
Name:	Chi Hang Mok
Title:	Director